UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

THEMAVEN, INC.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

88339B102
(CUSIP Number)

Scott Gaffield
Athletes First, LLC
23091 Mill Creek Drive
Laguna Hills, CA 92653
(949) 475-2222
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
  Rule 13d-1(b)
X Rule 13d-1(c)
  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88339B102

1. Names of Reporting Persons
I.R.S. Identification No. of Above Persons (Entities Only)

Athletes First, LLC
04-3552202

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)   (b)

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by
Each Reporting Person With

5. Sole Voting Power
15,000,000

6. Shared Voting Power
0

7. Sole Dispositive Power
15,000,000

8. Shared Dispositive Power
0

9. Aggregate Amount Beneficially Owned
by Each Reporting Person
15,000,000

10. Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)
5.7% (1)

12. Type of Reporting Person (See Instructions)
OO

(1) All calculations of percentage ownership based on 263,441,879 shares outstanding as of August 13, 2021, as disclosed in the Issuer's
Form 10-Q filed with the Securities and Exchange
Commission ("SEC") on August 16, 2021.


CUSIP No. 88339B102

1. Names of Reporting Persons
I.R.S. Identification No. of Above Persons (Entities Only)

Athletes First Media, LLC
83-2659646

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)   (b)

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each
Reporting Person With

5. Sole Voting Power
0

6. Shared Voting Power

7. Sole Dispositive Power
0

8. Shared Dispositive Power

9. Aggregate Amount Beneficially Owned by Each Reporting Person
15,000,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)
5.7%

12. Type of Reporting Person (See Instructions)
OO


Item 1.
(a) Name of Issuer
       	TheMaven, Inc.

(b) Address of Issuer's Principal Executive Offices
      225 Liberty Street, 27th Floor, New York, New York

Item 2.
(a) Name of Person(s) Filing:
      (A) Athletes First, LLC
      (B) Athletes First Media, LLC

(b) Address of Principal Business Office or, if none, Residence:
      (A) 23091 Mill Creek Drive, Laguna Hills, CA 92653
      (B) 23091 Mill Creek Drive, Laguna Hills, CA 92653

(c) Citizenship:
      (A) Delaware
      (B) Delaware

(d) Title of Class of Securities:
Common Stock, Par Value $0.01

(e) CUSIP Number: 88339B102

Item 3.
If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)  Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8);
(e)  An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)  An employee benefit plan or endowment fund in accordance with
Section 240.13d-1(b)(1)(ii)(F);
(g)  A parent holding company or control person in accordance with
Section 240.13d-1(b)(1)(ii)(G);
(h)  A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)  A non-U.S. institution in accordance with
Section 240.13d-1(b)(1)(ii)(J);
(k)  Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S.
institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________.

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a), (b), and (c)


Reporting Persons*
(A) Athletes First, LLC
(B) Athletes First Media, LLC

Number of Shares With Sole Voting and Dispositive Power
(A) 15,000,000
(B) 0

Number of Shares With Shared Voting and Dispositive Power
(A)
(B) 0

Aggregate Number of Shares Beneficially Owned
(A) 15,000,000
(B) 15,000,000

Percentage of Class Beneficially Owned**
(A) 5.7%
(B) 5.7%

*The above figures reflect the most recent beneficial ownership for the Reporting Persons above as of September 7, 2021. **The percentage reported above is based on 263,441,879 shares of Common Stock reported to be issued and outstanding in the Form 10-Q filed with the SEC on August 16, 2021.

Item 5.
Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6.
Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.
Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company or Control Person
Athletes First Media, LLC is the record holder of the shares reported hereunder. Athletes First Media, LLC is a wholly owned subsidiary of Athletes First, LLC.

Item 8.
Identification and Classification of Members of the Group
Not applicable.

Item 9.
Notice of Dissolution of Group
Not applicable.

Item 10.
Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2021


Athletes First, LLC
By: /s/ Scott Gaffield
Name: Scott Gaffield
Title: General Counsel

Athletes First Media, LLC,
By: Athletes First, LLC, its sole member
By: /s/ Scott Gaffield
Name: Scott Gaffield
Title: General Counsel


EXHIBIT INDEX

Exhibit No. 99.1
Exhibit Description
Joint Filing Agreement, dated as of September 7, 2021, by and among the Reporting Persons (filed herewith).


Exhibit 99.1

Schedule 13G Joint Filing Agreement

The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:
(i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this
Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and
(ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated: September 7, 2021

Athletes First, LLC
By: /s/ Scott Gaffield
Name: Scott Gaffield
Title: General Counsel

Athletes First Media, LLC
By: Athletes First, LLC, its sole member
By: /s/ Scott Gaffield
Name: Scott Gaffield
Title: General Counsel